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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

ArQule, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

04269E107

(CUSIP Number)

William Roiniotis

BVF Partners L.P.

900 North Michigan Avenue

Suite 1100

Chicago, Illinois 60611

(312) 506-6500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 6, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. Biotechnology Value Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,310,360
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,310,360
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,310,360
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐
13.	Percent of Class Represented by Amount in Row (11): 5.3%
14.	Type of Reporting Person (See Instructions): PN

1.	Names of Reporting Persons. Biotechnology Value Fund II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,626,900
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,626,900
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,626,900
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐
13.	Percent of Class Represented by Amount in Row (11): 3.7%
14.	Type of Reporting Person (See Instructions): PN

1.	Names of Reporting Persons. BVF Investments, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,543,800
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,543,800
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,543,800
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐
13.	Percent of Class Represented by Amount in Row (11): 12.7%
14.	Type of Reporting Person (See Instructions): OO

1.	Names of Reporting Persons. Investment 10, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Illinois
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 681,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 681,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 681,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐
13.	Percent of Class Represented by Amount in Row (11): 1.6%
14.	Type of Reporting Person (See Instructions): OO

1.	Names of Reporting Persons. BVF Partners L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,162,060
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,162,060
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,162,060
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐
13.	Percent of Class Represented by Amount in Row (11): 23.3%
14.	Type of Reporting Person (See Instructions): PN, HC

1.	Names of Reporting Persons. BVF Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,162,060
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,162,060
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,162,060
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐
13.	Percent of Class Represented by Amount in Row (11): 23.3%
14.	Type of Reporting Person (See Instructions): CO, HC

ITEM 1. Security and Issuer

This Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”) of ArQule, Inc., a Delaware corporation (“ArQule”).  The principal executive office of ArQule is located at 19 Presidential Way, Woburn, MA 01801-5140.

ITEM 2. Identity and Background

The persons filing this Statement, the persons enumerated in Instruction C of this Statement and, where applicable, their respective places of organization, principal office, general partners, managers, directors, executive officers, controlling persons and certain information regarding each of them, are as follows:

(a)

Biotechnology Value Fund, L.P., a Delaware limited partnership ("BVF"), Biotechnology Value Fund II, L.P., a Delaware limited partnership ("BVF2"), BVF Investments, L.L.C., a Delaware limited liability company ("Investments"), Investment 10, L.L.C., an Illinois limited liability company ("ILL10"), BVF Partners L.P., a Delaware limited partnership ("Partners") and BVF Inc., a Delaware corporation ("BVF Inc.") specialize in holding biotechnology stocks for investment purposes.  Together, BVF, BVF2, Investments, ILL10, Partners and BVF Inc. are the "Reporting Persons."  Mark N. Lampert, an individual, ("Lampert"), is the sole shareholder, sole director and an officer of BVF Inc.

(b)

The business address of BVF, BVF2, Investments, ILL10 and Partners is 900 North Michigan Avenue, Suite 1100, Chicago, Illinois 60611. The business address of BVF Inc. and Lampert is One Sansome Street, 31st Floor, San Francisco, California 94104.

(c)

Partners is the general partner of BVF and BVF2, which are investment funds. Partners also is the manager of Investments, which is also an investment fund. ILL10 is a managed account, which Partners advises pursuant to an investment management agreement. BVF Inc. is an investment adviser to and general partner of Partners. For Lampert's occupation, please refer to (a) above.

(d)

During the last five years, none of the Reporting Persons or Lampert has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)

During the last five years, none of the Reporting Persons or Lampert has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Lampert is a citizen of the United States of America. For the citizenship of each of BVF, BVF2, Investments, ILL10, Partners, and BVF Inc., please refer to (a) above

ITEM 3. Source and Amount of Funds or Other Consideration

Partners, in its capacity as (i) general partner of BVF, has purchased on behalf of such limited partnership an aggregate number of 2,310,360 shares of the Common Stock for an aggregate consideration of $12,417,882.25, (ii) general partner of BVF2, has purchased on behalf of such limited partnership an aggregate number of 1,626,900 shares of  Common Stock for an aggregate consideration of $8,602,421.60,  (iii) manager of Investments, has purchased on behalf of such limited liability company an aggregate number of 5,543,800 shares of Common Stock for an aggregate consideration of $30,452,981.50, and (iv) investment adviser to ILL10, purchased on behalf of such limited liability company an aggregate of 681,000 shares of Common Stock for an aggregate consideration of $3,643,426.10.  Each of BVF, BVF2, Investments and ILL10 purchased the shares held by it using its own working capital.  No borrowe d funds were used to purchase the Common Stock other than any borrowed funds used for working capital purposes in the ordinary course of business.

ITEM 4. Purpose of Transaction

The Reporting Persons are engaged in the investment business. In pursuing this business, the Reporting Persons analyze the operations, capital structure and markets of companies, including the Issuer, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). From time to time, one or more of the Reporting Persons may hold discussions with third parties or with management of such companies in which the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act, including, without limitation, suc h matters as disposing of or selling all or a portion of the company or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the Issuer's capitalization or dividend policy.  On April 6, 2008, members of ArQule’s management and board of directors held discussions with BVF, BVF2, Investments, ILL10 (sometimes collectively referred to herein as “Biotech”) in order to enable Biotech to monitor and evaluate ArQule’s business. Without limitation to any other potential discussions with third parties, additional discussions may be held between one or more of the Reporting Persons and management or board members of ArQule in the future.

Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

ITEM 5. Interest in Securities of the Issuer

The Reporting Persons’ percentage ownership of Common Stock is based on 43,710,379 shares being outstanding.

(a)         As of April 6, 2008, BVF beneficially owns 2,310,360 shares of Common Stock, BVF2 beneficially owns 1,626,900 shares of Common Stock, Investments beneficially owns 5,543,800 shares of Common Stock, ILL10 beneficially owns 681,000 shares of Common Stock and each of Partners and BVF  Inc. may be deemed to beneficially own 10,162,060 shares of Common Stock, representing percentage ownership of approximately 5.3%, 3.7%, 12.7%, 1.6% and 23.3%, respectively.

(b)           Each of BVF, BVF2, Investments and ILL10 shares with Partners voting and dispositive power over the Common Stock each such entity beneficially owns. Partners and BVF Inc. share voting and dispositive power over the 10,162,060 shares of Common Stock they may be deemed beneficially to own with BVF, BVF2 and Investments, and ILL10.

(c)           The following purchases of Common Stock have been made by the following Reporting Persons within the last 60 days.  All such transactions were made for cash in open market, over-the-counter transactions.

Purchase of Shares

Reporting Person BVF	Date 02/11/2008 02/15/2008 02/19/2008 02/20/2008 02/21/2008 02/22/2008 03/10/2008	Shares Purchased 20,700 12,600 8,300 7,100 45,000 2,200 337,283	Price Per Share $4.96 $5.08 $5.10 $5.05 $4.95 $4.75 $3.90

Reporting Person BVF2	Date 02/11/2008 02/15/2008 02/19/2008 02/20/2008 02/21/2008 02/22/2008 03/10/2008	Shares Purchased 14,000 8,000 5,000 5,000 32,000 1,000 231,000	Sales Price $4.96 $5.08 $5.10 $5.05 $4.95 $4.75 $3.90

Reporting Person BVFLLC	Date 02/11/2008 02/15/2008 02/19/2008 02/20/2008 02/21/2008 02/22/2008 03/10/2008	Shares Purchased 49,000 29,000 19,000 16,000 109,000 5,000 795,000	Sales Price $4.96 $5.08 $5.10 $5.05 $4.95 $4.75 $3.90

Reporting Person ILL10	Date 02/11/2008 02/15/2008 02/19/2008 02/20/2008 02/21/2008 02/22/2008 03/10/2008	Shares Purchased 6,000 4,000 2,000 2,000 14,000 1,000 99,000	Sales Price $4.96 $5.08 $5.10 $5.05 $4.95 $4.75 $3.90

ITEM 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Partners is the general partner of each of BVF and BVF2 pursuant to limited partnership agreements which authorize Partners, among other things, to invest the funds of BVF and BVF2 in the shares of Common Stock and other securities and to vote, exercise or convert and dispose of such securities. Pursuant to such limited partnership agreements, Partners is entitled to receive fees based on assets under management and allocations based on realized and unrealized gains on such assets. Pursuant to the operating agreement of Investments, Partners is authorized, among other things, to invest the funds of Ziff Asset Management, L.P., the majority member of Investments, in the shares of Common Stock and other securities and to vote, exercise or convert and dispose of such securities and is entitled to receive fees based on assets under management and allocations based on realized and unrealized gains on such assets. P ursuant to an investment management agreement with ILL10, Partners and BVF Inc. have authority, among other things, to invest funds of ILL10 in the shares of Common Stock and other securities and to vote, exercise or convert and dispose of such securities. Pursuant to such investment management agreement, Partners and BVF Inc. receive fees based on assets under management and realized and unrealized gains thereon. BVF Inc. is the general partner of Partners and may be deemed to own beneficially securities over which Partners exercises voting and dispositive power.

BVF, BVF2, Investments and ILL10 entered into a confidentiality agreement with ArQule on April 6, 2008, pursuant to which ArQule may furnish or disclose certain information about ArQule to Biotech. Biotech agreed that it will hold confidential information provided by ArQule in confidence and is permitted to use such confidential information for the sole purpose of monitoring and evaluating the business of ArQule and discussing such information with ArQule, subject to certain exemptions set forth in the confidentiality agreement. The confidentiality obligations under the agreement terminate as to any specific confidential information upon public disclosure or general availability of the information and the agreement otherwise expires on its fifth anniversary.

ITEM 7. Material to be filed as Exhibits

A Joint filing Agreement on behalf of the Reporting Persons is filed herewith as Exhibit A.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:	April 11, 2008
BIOTECHNOLOGY VALUE FUND, L.P.*
	By:	BVF Partners L.P., its general partner
		By:	BVF Inc., its general partner
			By:	/s/ MARK N. LAMPERT
Mark N. Lampert President
BIOTECHNOLOGY VALUE FUND II, L.P.*
	By:	BVF Partners L.P., its general partner
		By:	BVF Inc., its general partner
			By:	/s/ MARK N. LAMPERT
Mark N. Lampert President
BVF INVESTMENTS, L.L.C.*
	By:	BVF Partners L.P., its manager
		By:	BVF Inc., its general partner
			By:	/s/ MARK N. LAMPERT
Mark N. Lampert President
INVESTMENT 10, L.L.C.*
	By:	BVF Partners L.P., its investment manager
		By:	BVF Inc., its general partner
			By:	/s/ MARK N. LAMPERT
Mark N. Lampert President
BVF PARTNERS L.P. *
	By:	BVF Inc., its general partner
			By:	/s/ MARK N. LAMPERT
Mark N. Lampert President
BVF INC.*
	By:	/s/ MARK N. LAMPERT
Mark N. Lampert President

*The Reporting Person disclaims beneficial ownership except to the extent of its pecuniary interest therein.

Exhibit A

JOINT FILING AGREEMENT

The undersigned agree that this Amendment No. 1 to Schedule 13D dated April 11, 2008, relating to the common Stock of ArQule, Inc. shall be filed on behalf of the undersigned.

BIOTECHNOLOGY VALUE FUND, L.P.
By:	BVF Partners L.P., its general partner
	By:	BVF Inc., its general partner
		By:	/s/ MARK N. LAMPERT
Mark N. Lampert President
BIOTECHNOLOGY VALUE FUND II, L.P.
By:	BVF Partners L.P., its general partner
	By:	BVF Inc., its general partner
		By:	/s/ MARK N. LAMPERT
Mark N. Lampert President
BVF INVESTMENTS, L.L.C.
By:	BVF Partners L.P., its manager
	By:	BVF Inc., its general partner
		By:	/s/ MARK N. LAMPERT
Mark N. Lampert President
INVESTMENT 10, L.L.C.
By:	BVF Partners L.P., its investment manager
	By:	BVF Inc., its general partner
		By:	/s/ MARK N. LAMPERT
Mark N. Lampert President

BVF PARTNERS L.P.
By:	BVF Inc., its general partner
	By:	/s/ MARK N. LAMPERT
Mark N. Lampert President
BVF INC.
By:	/s/ MARK N. LAMPERT
Mark N. Lampert President